# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vislink Technologies, Inc., CIK 0001565228
CUSIP: 92836Y409
Title of class of securities: Common Stock par value $0.00001 per share
Address of issuer's principal executive offices: 350 CLARK DRIVE, SUITE 125, MT. OLIVE, New Jersey (NJ), 07828
Date of event which requires filing of this statement: 02/05/2025
Filed by CIK 0001458726
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hale Capital Partners, LP (CIK 0001458726): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 295,415; sole dispositive power 0; shared dispositive power 295,415; aggregate amount beneficially owned 295,415 (12% of the class)
- Martin M. Hale, Jr. (CIK 0001272935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 295,415; sole dispositive power 0; shared dispositive power 295,415; aggregate amount beneficially owned 295,415 (12% of the class)
- Hale Fund Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 295,415; sole dispositive power 0; shared dispositive power 295,415; aggregate amount beneficially owned 295,415 (12% of the class)
- Hale Capital Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 295,415; sole dispositive power 0; shared dispositive power 295,415; aggregate amount beneficially owned 295,415 (12% of the class)
- Hale Fund Partners, LLC (CIK 0001458727): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 295,415; sole dispositive power 0; shared dispositive power 295,415; aggregate amount beneficially owned 295,415 (12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.00001 per share
Name of issuer: Vislink Technologies, Inc.
Address of issuer's principal executive offices: 350 CLARK DRIVE, SUITE 125, MT. OLIVE, New Jersey (NJ), 07828

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Hale Capital Partners, LP, a Delaware limited partnership ("HCP"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it;

(ii) Martin M. Hale, Jr.;

(iii) Hale Fund Management, LLC, a Delaware limited liability company ("HFM");

(iv) Hale Capital Management, LP, a Delaware limited partnership ("HCM"); and

(v) Hale Fund Partners, LLC, a Delaware limited liability company ("HFP").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Hale is the Chief Executive Officer of HCP. Mr. Hale is also (i) the sole owner and managing member of HFP, the general partner of HCP and (ii) the sole owner and Chief Executive Officer of HFM. HFM is the general partner of HCM, the manager of HCP.
Residence or business address: The principal business address of each of the Reporting Persons is 17 State Street, Suite 4000, New York, NY 10004.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment and/or investment management. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by HCP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HCP, HFM, HCM and HFP are organized under the laws of the State of Delaware. Mr. Hale is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares were purchased directly by HCP with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares is $849,002, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock reported herein in open market transactions because of their belief that the securities were undervalued by the market at the time they were acquired and represented an attractive investment opportunity.

The Reporting Persons have engaged and expect to continue to engage in conversations with the board of directors ("Board") of the Issuer and its management regarding Board composition and corporate governance.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,464,419 Shares outstanding as of November 12, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

As of the date hereof, HCP beneficially owned 295,415 Shares.

Percentage: Approximately 12.0%

As of the date hereof, Mr. Hale, as the Chief Executive Officer of HCP and managing member of HFP, the general partner of HCP, may be deemed to beneficially own the 295,415 Shares beneficially owned by HCP.

Percentage: Approximately 12.0%

As of the date hereof, HFM, as the general partner of HCM, the investment manager of HCP, may be deemed to beneficially own the 295,415 Shares beneficially owned by HCP.

Percentage: Approximately 12.0%

As of the date hereof, HCM, as the investment manager of HCP, may be deemed to beneficially own the 295,415 Shares beneficially owned by HCP.

Percentage: Approximately 12.0%

As of the date hereof, HFP, as the general partner of HCP, may be deemed to beneficially own the 295,415 Shares beneficially owned by HCP.

Percentage: Approximately 12.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
HCP:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 295,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 295,415

Mr. Hale:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 295,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 295,415

HFM:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 295,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 295,415

HCM:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 295,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 295,415

HFP:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 295,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 295,415
Transactions in the class effected during the past sixty days: The transactions in the Shares by each of the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The partners of HCP have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock set forth in this Schedule 13D in accordance with their ownership interests in HCP.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in the Securities of the Issuer During the Past Sixty Days

99.1 - Joint Filing Agreement, dated February 12, 2025

## Signatures
- Hale Capital Partners, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member of Hale Fund Partners, LLC, its General Partner (02/12/2025)
- Martin M. Hale, Jr.: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr. (02/12/2025)
- Hale Fund Management, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Chief Executive Officer (02/12/2025)
- Hale Capital Management, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Chief Executive Officer of Hale Fund Management, LLC, its General Partner (02/12/2025)
- Hale Fund Partners, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member (02/12/2025)